Global Brokerage, Inc.

55 Water Street, Floor 50

New York, NY 10041

December 8, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Brokerage, Inc. Registration Statement on Form S-3 (File No. 333-212489)

Ladies and Gentlemen:

Global Brokerage, Inc. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-3 (File No. 333-212489), initially filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2016, as thereafter amended on July 27, 2016, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement was declared effective on August 2, 2016.

The Company has determined at this time not to proceed with the offering due to its intention to deregister its common stock under the Securities Exchange Act of 1934, as amended, and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Boris Dolgonos of Jones Day, via email at bdolgonos@jonesday.com or via facsimile at (212) 755-7306.

Please contact Mr. Dolgonos at (212) 326-3430 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

GLOBAL BROKERAGE, INC.

	By:	/s/ David S. Sassoon
David S. Sassoon
General Counsel and Secretary

cc: Boris Dolgonos, Jones Day